Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-196235

Registration Statement No. 333-199817

January 12, 2015

PROSPECTUS SUPPLEMENT NO. 19 TO THE JUNE PROSPECTUS (AS DEFINED BELOW)

PROSPECTUS SUPPLEMENT NO. 7 TO THE NOVEMBER PROSPECTUS (AS DEFINED BELOW)

14,825,000 Shares of Common Stock

This prospectus supplement amends our prospectus dated June 19, 2014, as supplemented on July 15, 2014, July 21, 2014, August 6, 2014, August 8, 2014, September 26, 2014, October 1, 2014, October 8, 2014, October 21, 2014, October 30, 2014, November 4, 2014, November 6, 2014, November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015 and January 12, 2015 (the “June Prospectus”) to allow the selling stockholders named in the June Prospectus (the “June Selling Stockholders”) to resell, from time to time, up to 14,825,000 shares of our common stock. The shares of our common stock covered by the June Prospectus (the “June Shares”) were issued by us to the June Selling Stockholders in a private placement on May 20, 2014, as more fully described in the June Prospectus.

25,465,024 Shares of Common Stock

This prospectus supplement also amends our prospectus dated November 12, 2014, as supplemented on November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015 and January 12, 2015 (the “November Prospectus,” and together with the June Prospectus, the “Prospectuses”) to allow the selling stockholders named in the November Prospectus (the “November Selling Stockholders,” and together with the June Selling Stockholders, the “Selling Stockholders”) to resell, from time to time, up to 25,465,024 shares of our common stock. The shares of our common stock covered by the November Prospectus (the “November Shares,” and together with the June Shares, the “Shares”) were issued by us to the November Selling Stockholders in a private placement on October 8, 2014 and November 6, 2014, as more fully described in the November Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2015, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectuses, which are to be delivered with this prospectus supplement.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.” The closing sale price on the NYSE for our shares of common stock on January 9, 2015 was $22.98 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on pages 6 and 19 of the June Prospectus and November Prospectus, respectively, and under similar headings in any amendments or supplements to the Prospectuses, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectuses, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. The Selling Stockholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement is January 12, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2015

Platform Specialty Products Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2014 by Platform Specialty Products Corporation (“Platform”), Platform entered into a Share Purchase Agreement with Nalozo S.à.r.l., pursuant to which Platform agreed to acquire Arysta LifeScience Limited (“Arysta”) for approximately $3.51 billion, subject to customary closing conditions (the “Arysta Acquisition”). There can be no assurance that the proposed Arysta Acquisition will close, or be completed in the time frame, on the terms or in the manner currently anticipated.

Arysta’s audited consolidated balance sheets as of January 1, 2012 and December 31, 2013 and 2012 and the related audited consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013 (prepared in accordance with International Financial Reporting Standards (“IFRS”)) were filed as Exhibit 99.2 to Platform’s Current Report on Form 8-K filed with the SEC on November 3, 2014, and are incorporated by reference in this Item 8.01.

The purpose of this Current Report on Form 8-K is to voluntarily file the following information and financial statements:

(i) Arysta Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012, and the unaudited nine-month periods ended September 30, 2014 and 2013, which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 8.01;

(ii) Arysta’s unaudited consolidated balance sheet as of September 30, 2014 and the related unaudited consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, which are attached hereto as Exhibit 99.3 and are incorporated by reference in this Item 8.01; and

(iii) Platform’s unaudited pro forma combined consolidated balance sheets as of September 30, 2014 and the related unaudited pro forma combined consolidated statements of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the proposed Arysta Acquisition, the acquisition by Platform of the Chemtura AgroSolutions business of Chemtura Corporation (the “CAS Acquisition”) and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the acquisition of MacDermid Holdings, LLC, completed on October 31, 2013 (the “MacDermid Acquisition”) and the related financings. The unaudited pro formas are attached hereto as Exhibit 99.4 and are incorporated by reference in this Item 8.01.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title

99.1	Arysta’s audited consolidated balance sheets as of January 1, 2012 and December 31, 2013 and 2012 and the related audited consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013 (filed as Exhibit 99.2 to Platform’s Current Report on Form 8-K filed with the SEC on November 3, 2014, and incorporated herein by reference).

99.2	Arysta Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012 and the unaudited nine-month periods ended September 30, 2014 and 2013.

99.3	Arysta’s unaudited consolidated balance sheet as of September 30, 2014 and the related unaudited consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013.

99.4	Platform’s unaudited pro forma combined consolidated balance sheets as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the proposed Arysta Acquisition, the CAS Acquisition and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the completed MacDermid Acquisition and the related financings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

January 12, 2015	By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Arysta’s audited consolidated balance sheets as of January 1, 2012 and December 31, 2013 and 2012 and the related audited consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013 (filed as Exhibit 99.2 to Platform’s Current Report on Form 8-K filed with the SEC on November 3, 2014, and incorporated herein by reference).

99.2	Arysta Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012 and the unaudited nine-month periods ended September 30, 2014 and 2013.

99.3	Arysta’s unaudited consolidated balance sheet as of September 30, 2014 and the related unaudited consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013.

99.4	Platform’s unaudited pro forma combined consolidated balance sheets as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the proposed Arysta Acquisition, the CAS Acquisition and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the completed MacDermid Acquisition and the related financings.

Exhibit 99.2

ARYSTA MANAGEMENT’S DISCUSSION OF OPERATIONS AND CASH FLOWS

The following discussion is intended to provide a high-level discussion of the financial condition and results of operations of Arysta LifeScience Limited (“Arysta”) during each of the fiscal years ended December 31, 2013 and 2012 and the nine-month periods ended September 30, 2014 and 2013. These results may not be indicative of the results that Platform Specialty Products Corporation would expect to recognize as a consolidated company. This discussion should be read in conjunction with Arysta’s consolidated historical financial statements for the nine-month periods ended September 30, 2014 and 2013 and the fiscal years ended December 31, 2013 and 2012, and the unaudited pro forma information provided in this Current Report on Form 8-K.

In some cases, Arysta has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying forward-looking statements, including the negative of those words and phrases. Such forward-looking statements are based on Arysta’s current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

Overview

Arysta is a leading global provider of crop solutions, with expertise in agrochemical and biological products. Arysta has a solutions-oriented business model that focuses on product innovation to address grower needs. Arysta’s solutions are delivered on a local basis, utilizing globally managed patented and proprietary off-patent agrochemical active ingredients (“AIs”) and biological solutions, or biosolutions, complemented by a broad portfolio of regionally managed off-patent agrochemical offerings. Biosolutions includes biological stimulants, or biostimulants, innovative nutrition and biological control, or biocontrol, products. Arysta employs a targeted market strategy aimed at specific regions and crops where it is believed that its market position, product portfolio and capabilities enable Arysta to achieve sustainable high growth and a strong leadership position. Arysta’s product portfolio consists of a distinctive suite of both agrochemical and biosolutions products. Arysta’s products serve a broad and diverse geographic mix, focusing on high-growth regions such as Latin America, Africa, the Middle East, Central/Eastern Europe, China and South Asia, which collectively accounted for 68.6% of Arysta’s sales in 2013. As of September 30, 2014, Arysta’s extensive product portfolio included over 200 agrochemical AIs, and over 3,600 registrations worldwide. Arysta obtained 155 new product registrations in 2013. Arysta does not conduct any basic research for the discovery of new agrochemical AIs (which involves significant cost and risk); rather, Arysta selectively acquires or licenses the rights to AIs. Arysta sources AIs from over 800 suppliers and utilizes a balanced mix of “toll production,” which typically involves the formulation, packaging, or repackaging of one or more products by a supplier, and in-house formulation capabilities. Arysta operates in over 100 countries and has 13 formulation facilities strategically located in Africa, Asia, Europe and Latin America. In general, Arysta does not engage in direct agrochemical AI manufacturing.

Basis of Financial Presentation

Arysta’s consolidated statements for the nine-month periods ended September 30, 2014 and 2013 and the fiscal years ended December 31, 2012 and 2013 are the first that Arysta has prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Historically, Arysta’s operations and business were primarily conducted through Arysta Corporation. Prior to 2013, when Arysta completed an internal reorganization of its legal entity structure, Arysta was a holding company.

Other than Arysta’s IFRS consolidated financial statements, for periods up to and including the year ended December 31, 2012, Arysta has only prepared unconsolidated financial statements in accordance with Irish generally accepted accounting principles, and Arysta Corporation has only prepared consolidated financial statements in accordance with Japanese generally accepted accounting principles (“JGAAP”). Arysta prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. A reconciliation from JGAAP to IFRS is presented in Note 25 to Arysta’s audited consolidated financial statements.

Results of Operations

Nine-month Period ended September 30, 2014 Compared to Nine-month Period ended September 30, 2013

Below is a discussion of Arysta’s results of operations for the nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2013:

	Nine months ended September 30,
(U.S. Dollars in thousands, except change percentage)	2013	2014	Change	%
Continuing Operations
Sales	$1,034,932	$1,062,212	$27,280	2.6%
Cost of goods sold	(667,581)	(666,497)	1,084	(0.2)%

Gross profit	367,351	395,715	28,364	7.7%

Selling, general and administrative expense	(246,756)	(268,569)	(21,813)	8.8%
Other operating income	1,209	866	(343)	(28.4)%
Other operating expense	(495)	(15,578)	(15,083)	NM

Operating income	121,309	112,434	(8,875)	(7.3)%

Interest income	15,969	13,412	(2,557)	(16.0)%
Other financial income	36,087	10,496	(25,591)	(70.9)%

Financial income	52,056	23,908	(28,148)	(54.1)%

Interest expense	(104,848)	(86,155)	18,693	(17.8)%
Other financial expense	(27,461)	(30,524)	(3,063)	11.2%

Financial expense	(132,309)	(116,679)	15,630	(11.8)%

Income (loss) before tax from continuing operations	41,056	19,663	(21,393)	(52.1)%

Income tax benefit (expense)	(61,020)	(54,257)	6,763	(11.1)%

Income (loss) after tax from continuing operations	$(19,964)	$(34,594)	(14,630)	73.3%

Discontinued Operations
Income (loss) after tax from discontinued operations	(3,911)	(688)	3,223	(82.4)%

Net income (loss)	$(23,875)	$(35,282)	(11,407)	47.8%

Consolidated Sales

For the nine months ended September 30, 2014, Arysta’s consolidated sales increased by $27.3 million, or 2.6%, to $1,062.2 million from $1,034.9 million in same period in the prior year. Sales were adversely impacted by the strengthening of the U.S. Dollar primarily due to the weakening of the Brazilian Real, the Japanese Yen and the South Africa Rand which have depreciated by 4.7%, 5.4% and 10.7% when compared with the same period in the prior year. Sales increased despite unfavorable weather conditions including drought in certain key areas of Brazil and a delayed Monsoon season in South Asia.

Despite the impact of the stronger U.S. Dollar and adverse weather in certain regions, sales increased during the first nine months of the year due primarily to growth in Africa and Western Europe resulting from successful tenders in Western Africa for large corporate growers and commercial, state-owned companies and strong demand for our Clethodim-based products due to increased resistance of competing herbicides. Sales were also beneficially impacted from increased average sales prices in North America and Latin America as well as the acquisition of Goëmar in March 2014. These increases were offset, in part, by a strategic shift away from lower margin products in North America and decreases in volume China and South Asia business due to inclement weather conditions, particularly in India coupled with and a reduction in sales in Central/Eastern Europe and Japan due to the discontinuation of a product and the divestment of the Japan-based Agrimart business.

Consolidated Costs of Sales and Gross Profit

Costs of sales includes expenses for the manufacturing of products such as raw materials, payroll, utilities, manufacturing costs and depreciation. Costs of sales also includes provisions for write-downs of inventories and inventory write offs. Gross profit is mainly affected by volume of sales, average selling prices of our products, the mix of our sales, costs of raw materials, impacts of exchange rates, plant maintenance and overheads.

For the nine months ended September 30, 2014, Arysta’s consolidated gross profit increased by $28.4 million, or by 7.7%, to $395.7 million from $367.4 million in same period in the prior year. The increase in consolidated gross profit was primarily driven by volume growth in Africa & Western Europe and Latin America, price increases in North and Latin America and the impact of the acquisition of the Goëmar business. These increases were partially offset by decreases in our Japan and Central/Eastern Europe and China and South Asia businesses as well as adverse impacts of a strong U.S. Dollar. As a percentage of total sales, Arysta’s gross margin was 35.5% and 37.3% for the nine month periods ended September 30, 2013 and 2014, respectively. Gross profit benefited from increased demand for Arysta’s GVAP products, which generally are higher margin compared to Arysta’s regional portfolio, increase in average selling prices in North America, benefits of successful tenders in Western Africa and the impact of the acquisition of the Goëmar business.

Selling, General and Administrative Expenses

SG&A expenses principally consist of expenditures incurred for salaries and wages, amortization of intangible assets, depreciation, advertising, promotion and other sales related expenses, bad debt expenses, professional fees (including consulting, audit and legal fees), research and development and regulatory expenses, travel expenses, insurance, information technology and communication expenses, rent and leasehold expenses.

For the nine months ended September 30, 2014, Arysta’s consolidated SG&A expense increased by $21.8 million, or 8.8%, to $268.6 million from $246.8 million in the prior year. The increase in SG&A expenses was due primarily to the impact of the acquisition of Goëmar as well as investments in employment-and other costs to support growth, particularly in the Corporate, North America and Africa & Western Europe segments. These higher SG&A expenses supported investments in new markets, increases in research and development costs primarily related to product registrations, increases in management capabilities, including costs to position Arysta for a possible initial public offering, coupled with general inflationary increases, particularly related to personnel expenses.

Increased SG&A expenses was offset, in part, by decreases in provisions for bad debt and lower legal and consulting expenses. Legal and consulting expenses in the first nine months of 2013 included costs associated with Arysta’s debt restructuring completed in May 2013, which were not repeated in the nine month period ended 2014. SG&A expenses were also positively impacted by movements in foreign exchange rates, in particular the impact of the stronger U.S. Dollar, as expenses are generally denominated in the local currency where the activity occurs.

Other Operating Income

Other operating income consists of Arysta’s proportionate share of earnings from equity investments where Arysta has significant influence but not ultimate control over the investment, gains on the disposal of fixed assets and other items of income.

For the nine months ended September 30, 2014, other operating income decreased by $0.3 million to $0.9 million from $1.2 million in same period in the prior year. The decrease in other operating income was due to gains recorded during the nine month period ended September 30, 2013 recorded in the China and South Asia business which did not recur in 2014.

Other Operating Expense

Other operating expense consists of losses on the disposal of fixed assets, impairments of goodwill and intangible assets and other expense items.

For the nine months ended September 30, 2014, other operating expense increased by $15.1 million to $15.6 million from $0.5 million in same period in the prior year driven primarily by a $15.3 million impairment of certain intangible assets primarily associated with Arysta’s North American business.

Consolidated Operating Income

For the nine months ended September 30, 2014, consolidated operating income decreased by $8.9 million to $112.4 million from $121.3 million in same period of the prior year. The decrease is primarily due to increases in selling, general and administrative costs and asset impairments of $21.8 million and $15.3 million, respectively. Operating income benefited from increases in gross profit of $28.4 million.

Financial Income

Financial income consists primarily of interest earned on loans and receivable balances as well as dividend income, foreign exchange gains, gains on the valuation of derivatives associated with the management of interest rate and foreign currency risks.

For the nine months ended September 30, 2014, financial income was $23.9 million, a decrease of $28.1 million from $52.1 million in the same period of the prior year. The decrease in financial income was due primarily to net foreign exchange gains of

$30.6 million recorded in the first nine months of 2013 that were not repeated in the first nine months of 2014 and decreased interest income of $2.6 million, which were partially offset by a settlement, in Arysta’s favor of approximately $6.1 million.

Financial Expense

Financial expense primarily consists of interest due on debt, losses on the valuation of derivatives associated with the management of interest rate and foreign currency risks, financing discounts, factoring arrangement fees, and foreign exchange losses.

For the nine months ended September 30, 2014, financial expense was $116.7 million, a decrease of $15.6 million from $132.3 million in the same period of the prior year. This decrease compared to the prior year was driven by an $18.7 million reduction in interest expense to $86.2 million from $104.8 million in 2013 resulting from lower interest rates achieved by a debt refinancing executed in May 2013. The reduced interest expense was partially offset by increased borrowings.

Financial expense was adversely impacted by net foreign exchange losses recorded in first nine months of 2014 as opposed to net foreign exchange gains recorded in the same period of the prior year. The net foreign exchange losses is driven primarily by the strengthening of the U.S. Dollar. During 2014, as part of a reorganization, certain intercompany loans have been classified as net investments as no repayment is planned in the foreseeable future which has reduced volatility of foreign exchange movements.

Provision for Income Taxes

For the nine months ended September 30, 2014, income tax expense decreased to $54.3 million, or by $6.8 million, from $61.0 million when compared to the same period from the prior year. Income tax expense exceeded Arysta’s income before tax from continuing operations in the nine month periods ended September 30, 2013 and 2014 as certain expenses were not immediately deductible for tax purposes, including but not limited to amortization and impairment of intangible assets. Arysta has historically recorded operating losses in certain jurisdictions where it has not recognized deferred tax assets as future profitability in certain of these jurisdictions is not assured.

Arysta is a tax resident of the Republic of Ireland, where the standard corporate tax rate is 12.5%. However, its effective tax rate is materially higher than the standard corporate tax rate in the Republic of Ireland as it is subject to tax in many jurisdictions, most of which have corporate income tax rates materially higher than the 12.5% rate. Brazil has a tax rate of 34%. Other material jurisdictions include Mexico, the United States and France with corporate tax rates of 30%, 38% and 33%, respectively.

Liquidity and Capital Resources

	Nine months ended September 30,
(U.S. Dollars in thousands)	2013	2014
Net cash flow from (used for) operating activities	(66,995)	(72,191)
Net cash flow from (used for) investing activities	(9,361)	(168,455)
Net cash flow from (used for) financing activities	156,029	172,291

Cash Flow from Operating Activities

Net cash flow used for operating activities was $72.2 million in the first nine months of 2014, an increase from $67.0 million in the same period of the prior year. The $5.2 million increase in cash used for operating activities was due primarily to $12.6 million increase in working capital adjustments resulting from the payment of other current liabilities offset by better management of inventory levels and accounts payable. Decreased income before tax, after adjusting for impairments, of $2.6 million and timing of income tax payments of $6.6 million also contributed to the increased cash flow used for operating activities.

These increases in cash flows used for operating activities are offset by reduced interest payments in the first nine months of 2013 were made in conjunction with the refinancing of Arysta’s debt in May 2013, including the payment of interest on Arysta’s payment-in-kind notes that had accrued over several years.

Net Cash Flow (used for) Investing Activities

Cash flow used for investing activities increased to $168.5 million in the first nine months of 2014 from $9.4 million in same period of the prior year. The increase was due to the purchase of Goëmar, net of cash acquired for $150.1 million. Increased purchases of product registration rights and increased purchases of property, plant and equipment also contributed to the increase in cash used for investing activities.

Net Cash Flow (used for) Financing Activities

Cash flows provided by financing activities increased to $172.3 million in the first nine months of 2014 from $156.0 million in the same period in the prior year. In the first nine months of 2014, Arysta issued $175.0 million of first and second lien debt primarily for the purchase of Goëmar and general corporate requirements. The cash flow from financing activities achieved in the first nine months of 2013, was due to the refinancing of our borrowings in May 2013, which resulted in a cash inflow.

Fiscal Year ended December 31, 2013 Compared to Fiscal Year ended December 31, 2012

Below is a discussion of Arysta’s results of operations for the years ended December 31, 2012 and 2013:

	Years ended December 31,
	2012	2013	Change	%
	(U.S. Dollars in thousands)
Continuing operations
Sales	$1,468,075	$1,508,925	$40,850	2.8%
Cost of goods sold	(954,336)	(979,335)	(24,999)	2.6%

Gross profit	513,739	529,590	15,851	3.1%

Selling, general and administrative	(345,439)	(347,759)	(2,320)	0.7%
Other operating income(1)	6,592	5,732	(860)	(13.0)%
Other operating expense	(6,409)	(49,979)	(43,570)	679.8%

Operating income	168,483	137,584	(30,899)	(18.3)%

Interest income	24,983	24,293	(690)	(2.8)%
Other financial income	631	9,071	8,440	1,337.6%

Financial income	25,614	33,364	7,750	30.3%

Interest expense	(135,689)	(134,595)	1,094	(0.8)%
Other financial expense	(92,340)	(70,091)	22,249	(24.1)%

Financial expense	(228,029)	(204,686)	23,343	(10.2)%

Income (loss) before tax from continuing operations	(33,932)	(33,738)	194	(0.6)%

Income tax benefit (expense)	(45,078)	(47,593)	(2,515)	5.6%

Income (loss) after tax from continuing operations	(79,010)	(81,331)	(2,321)	2.9%

(1)	Other operating income consists of Arysta’s proportionate share of earnings from equity investments in which Arysta has significant influence but not ultimate control, gains on the disposal of fixed assets and other items of income, both recurring and non-recurring. For the year ended December 31, 2012, other operating income included an impairment reversal of $5.1 million, earnings on equity method investments of $0.6 million, gains on disposal of fixed assets of $0.6 million and other items in the amount of $0.2 million. In 2013, other operating income included earnings on equity method investments of $0.8 million, gains on disposal of fixed assets of $0.3 million and other items in the amount of $4.7 million.

Sales

For the year ended December 31, 2013, Arysta’s consolidated sales increased by $40.9 million, or 2.8%, to $1,508.9 million from $1,468.1 million in 2012. The increase in sales was primarily due to an increase in the volume and price of products sold, partially offset by less favorable exchange rates. Increases in both sales of acephate-based products in Latin America and in sales of Arysta’s fluoxastrobin-based products in North America were partially offset by reduced sales of Arysta’s insecticide products in Central/Eastern Europe and Japan. Broad increases in demand in kasugamycin and atonik products were the key drivers in Arysta’s biosolutions products, in addition to favorable weather-related and less favorable exchange rates. Offsetting these impacts was a reduction in sales of Regional products in Arysta’s North America segment as a result of Arysta’s deliberate strategy to shift sales to higher margin GVAP products.

Costs of Sales and Gross Profit

For the year ended December 31, 2013, Arysta’s consolidated gross profit increased by $15.9 million, or 3.1%, to $529.6 million from $513.7 million in 2012. As a percentage of total sales, Arysta’s gross margin was 35.0% and 35.1% for the year ended December 31, 2012 and December 31, 2013, respectively. The increase in gross margin for the years ended December 31, 2013 was mainly due to an increase in the volume and price of products sold as a result of increased demand, largely offset by an increase in the prices of raw materials and productions costs, as well as less favorable exchange rates. Acephate and flucarbazone-based products led increases in gross profit in Arysta’s GVAP products, offset by decreases in amicarbazone and captan products. Increases in gross profit in biozyme, atonik and Arysta’s biocontrol products drove increases in biosolutions products.

Selling, General and Administrative Expenses

For the year ended December 31, 2013, Arysta’s consolidated selling, general and administrative (“SG&A”) expenses increased by $2.3 million, or 0.7%, to $347.8 million from $345.4 million in the prior year. SG&A increases included expenses to support business growth, including increases in employment-related expenses, travel, advertising and promotion and various other items including information technology and facility related expenses. Increases were primarily in Latin America and Africa, the Middle East and Western Europe where Arysta invested in distributor education and relationship programs, additional formulations, infrastructure and investments in new markets. SG&A expenses also increased due to additional professional fees largely as a result of costs incurred in connection with Arysta’s debt refinancing.

These increases were partially offset by a reduction in depreciation and amortization driven largely by an extension of the useful life of certain product research and development intangibles in Europe, Africa and the Middle East. SG&A was also positively impacted by movements in foreign exchange rates. Arysta’s SG&A expenses are generally denominated in the local currency where the activity occurs. Arysta’s growth in SG&A expenses were partially offset by the strengthening of the U.S. Dollar when compared with the Brazilian Real, Mexican Peso and Japanese Yen. The strong Euro, when compared with the U.S. Dollar, partially offset this trend.

Other Operating Income

For the year ended December 31, 2013, other operating income decreased by $0.9 million, or 13.0%, to $5.7 million from $6.6 million in 2012. The decrease in other operating income was due to reduced gains on the disposal of fixed assets and a 2012 impairment reversal not repeated in 2013. These decreases were offset, in part, by an increase in Arysta’s proportionate share of earnings from equity investments where Arysta has significant influence but not ultimate control and other non-recurring benefits.

Other Operating Expense

For the year ended December 31, 2013, other operating expense increased by $43.6 million to $50.0 million from $6.4 million in 2012. In 2013, Arysta recorded an impairment charge of $49.1 million, consisting primarily of a $47.8 million impairment of product registration rights.

The impairments recorded are impacted by Arysta’s initial adoption of IFRS. Arysta elected certain exemptions for business combinations resulting in most of Arysta’s goodwill and intangible assets being denominated in Japanese Yen. As Arysta’s cash inflows are denominated in the local currencies, primarily the Brazilian Real, the U.S. Dollar, Euro and Japanese Yen. Arysta’s impairment tests are impacted by and sensitive to exchange rate movements between the local currencies and the Japanese Yen.

Consolidated Operating Income

For the year ended December 31, 2013, consolidated operating income decreased by $30.9 million to $137.6 million from $168.5 million in 2012. Excluding the impact in 2013 of the $47.8 million impairment of certain product registration rights and the $5.1 million impairment reversal in 2012, operating income increased by $22.0 million due primarily to a $15.9 million increase in gross profit, offset by a $2.3 million increase in selling, general and administrative costs.

Financial Income

For the year ended December 31, 2013, interest income decreased by $0.7 million to $24.3 million from $25.0 million in 2012. The decrease in interest income was due primarily to the impact of a stronger U.S. Dollar on U.S. Dollar linked invoices in Brazil.

Other financial income increased by $8.4 million to $9.1 million in 2013 from $0.6 million in 2012. The increase in financial income was due primarily to non-recurring benefit resulting from the settlement of disputed tax assessments in Brazil for less than the expected amount.

Financial Expense

For the year ended December 31, 2013, interest expense decreased by $1.1 million to $134.6 million from $135.7 million in 2012. The decrease in interest expense was due to interest rates on the refinancing executed in May 2013, offset by increased borrowings.

For the year ended December 31, 2013, other finance expense decreased by $22.2 million to $70.1 million from $92.3 million in 2012. The decrease in other financial expense was due primarily to reduced losses on hedging instruments as a greater proportion of Arysta’s hedging instruments were designated as cash flow hedges requiring unrealized losses to be recorded in other comprehensive income as opposed to the income statement.

Provision for Income Taxes

Despite losses from continuing operations, Arysta recorded an income tax expense of $47.6 million in 2013 and $45.1 million in 2012. Arysta’s consolidated net loss included amortization of intangible assets, and impairments of certain intangible assets, which are not immediately deductible for tax purposes and in some cases may never be deductible. Arysta is a tax resident of the Republic of Ireland, where the standard corporate tax rate is 12.5%. However, Arysta is subject to tax in many jurisdictions, most of which have corporate income tax rates materially higher than the 12.5% rate. Brazil has a tax rate of 34%. Other material jurisdictions for Arysta include Mexico, the United States and France with corporate tax rates of 30%, 38% and 33%, respectively. Consequently, Arysta’s effective tax rate is materially different from the standard tax rate of 12.5% in the Republic of Ireland.

Liquidity and Capital Resources

	Years ended December 31,
	2012	2013
	(U.S. Dollars in thousands)
Cash flow from operating activities	$177,615	$216,919
Net cash flow from operating activities	98,287	22,998
Net cash flow from (used for) investing activities	(73,789)	(35,294)
Net cash flow from (used for) financing activities	(13,587)	162,755

Cash Flow from Operating Activities

Cash flow from operating activities was $216.9 million in 2013, up from $177.6 million in 2012, an increase of $39.3 million. The improvement in cash flow from operating activities was due to a $27.7 million increase in income (loss) before tax, adjusted for non-cash items including depreciation and amortization, impairment losses and financial income and financial expense in 2013. Cash flows from operating activities also benefited from better management of accounts receivable and other current liabilities offset by payments of trade payables.

Net Cash Flow from Operating Activities

Net cash flow from operating activities was $23.0 million in 2013, down from $98.3 million in 2012 mainly due to the items impacting cash flow from operating activities discussed above as well as increased interest payments of $96.9 million associated with the refinancing of Arysta’s debt in May 2013 and increased payments of income taxes due to stronger underlying operating results.

Net Cash Flow (used for) Investing Activities

Cash flow used for investing activities decreased to $35.3 million in 2013 from $73.8 million in 2012, largely as a result of a timing of purchases of product registration rights and payments made in 2012 for contingent consideration of an acquisition completed in 2011. The decrease in cash used for investing activities was also impacted by reduced purchases of, and increased proceeds from, the sale of property, plant and equipment.

Net Cash Flow (used for) Financing Activities

Cash flows provided by financing activities increased $176.3 million in 2013 as financing activities provided $162.8 million in 2013 as opposed to a cash requirement of $13.6 million in 2012.

The increase in cash flows was due to a refinancing of Arysta’s borrowings in May 2013, which repaid existing borrowings. The net impact from the refinancing (proceeds less repayments of long-term debt) was $200.2 million and was the primary driver of the net increase in cash flows from financing activities. The increase in cash flows from the refinancing was partially offset by increased payments for derivative investments and a reduction in short-term debt. During 2012, cash flow from financing activities included cash received from Arysta’s parent company of $79.9 million.

Critical Accounting Estimates

The preparation of Arysta’s financial statements requires Arysta to make significant estimates and judgments that affect the reported amounts of assets, liabilities, sales and expense. Arysta bases its estimates and judgments on historical experience, current conditions and other reasonable factors. Several of the estimates and assumptions Arysta is required to make relate to matters that are inherently uncertain as they pertain to future events. Arysta considers the accounting policies discussed below to be critical to the understanding of its financial statements and involve subjective and complex judgments that could potentially affect reported results. Actual results could differ from Arysta’s estimates and assumptions, and any such difference could be material to its financial statements.

Valuation and Impairments of Goodwill and Intangible Assets

The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management, generally with support from specialist consultants, and include estimates based on historical information, current market data and future expectations. The principal assumptions utilized in valuation methodologies include quantitative factors, such as sales growth rates, operating margin estimates and discount rates, as well as qualitative factors, such as the economic and political climate where the acquired business operates. While Arysta believes its valuation process is reasonable, those estimates are inherently uncertain. As explained above, Arysta performs regular tests of the recoverability of goodwill and indefinite-lived intangible assets. For the purposes of assessing impairment, Arysta applies its judgment in determining its cash generating units, or CGUs, the lowest level of asset group for which there are independent cash flows, and the groups of CGUs to which goodwill is allocated. The recoverable amount for goodwill is determined based on value in use of the relevant CGU, or groups of GGUs, to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment are based on their value in use, which requires assumptions to estimate future cash flows. These assumptions are reviewed annually and are subject to significant adjustment from such factors as changes in market conditions.

As part of Arysta’s initial adoption of IFRS, Arysta elected certain exemptions for business combinations resulting in their goodwill and intangible assets being denominated in Japanese Yen. Arysta’s cash flows are denominated in various currencies, primarily Brazilian Real, the U.S. Dollar, Euro and Japanese Yen. Accordingly, future impairment tests will be impacted by and sensitive to exchange rate movements between the local currencies and the Japanese Yen. At December 31, 2013, no additional impairment would arise unless the Japanese Yen was to significantly appreciate when compared to the local currencies in which the cash flows are denominated.

Provision for Doubtful Accounts

At each reporting date, trade receivables are carried at their original invoice amounts less a provision for doubtful collections based on estimated losses and any discounted component of an effective financing component. Arysta estimates the provision at each reporting period based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific customers. Arysta also considers any changes in the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of its provision for doubtful accounts.

Provisions

Provisions are estimates of financial loss associated with risks resulting from a variety of areas including legal, product, regulatory and environmental issues. The determination of the amount of a provision is complex and is based on the relevant facts, as understood by management, for each issue. The provisions may be adjusted periodically as additional technical or legal information becomes available. Actual costs can deviate from these estimates.

Income Tax

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers economic and political factors in the respective tax jurisdiction, estimates of taxable temporary differences, projected future taxable income and tax planning strategies. At the end of each reporting period, management believes it will realize benefits at least equal to its recognized deferred tax assets. Estimates are subject to change due to market and financial performance as well as political uncertainties

Future taxable income is dependent, to some degree, on the way in which Arysta operates including its global supply chain and intellectual property rights, which are used internationally within the company. Transfer prices for the delivery of goods and charges for the provision of services, including recharges of intellectual property, may be subject to challenge by the respective national tax authorities in any of the countries in which Arysta operates, which may result in a significant increase in its tax expense. Interpretation of taxation rules relating to financing arrangements between entities within Arysta and to foreign currency translation differences may also give rise to uncertain tax positions.

Arysta estimates its provision for income tax that will ultimately be payable when reviewed by the respective tax authorities. These estimates include significant management judgments about the eventual outcome of the reviews expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in the consolidated financial statements.

Exhibit 99.3

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Income Statement

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
	(unaudited)	(unaudited)
Continuing operations
Sales	$1,034,932	$1,062,212
Cost of goods sold	(667,581)	(666,497)

Gross profit	367,351	395,715

Selling, general and administrative expense	(246,756)	(268,569)
Other operating income	1,209	866
Other operating expense	(495)	(15,578)

Operating income	121,309	112,434

Interest income	15,969	13,412
Other financial income	36,087	10,496

Financial income	52,056	23,908

Interest expense	(104,848)	(86,155)
Other financial expense	(27,461)	(30,524)

Financial expense	(132,309)	(116,679)

Income (loss) before tax from continuing operations	41,056	19,663

Income tax benefit (expense)	(61,020)	(54,257)

Income (loss) after tax from continuing operations	$(19,964)	$(34,594)

Discontinued operations
Income (loss) after tax from discontinued operations	(3,911)	(688)

Net income (loss)	$(23,875)	$(35,282)

Attributable to:
Arysta LifeScience Limited (“ALS”) shareholder	$(31,210)	$(42,259)
Non-controlling interests	7,335	6,977

Net income (loss)	$(23,875)	$(35,282)

Earnings (loss) per share
Continuing operations	$(27,299)	$(41,571)
Discontinued operations	(3,911)	(688)

Basic and diluted earnings (loss) per share	$(31,210)	$(42,259)

Weighted average shares used to compute earnings (loss) per share

Basic and diluted	1	1

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Comprehensive Income

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
	(unaudited)	(unaudited)
Net income (loss)	$(23,875)	$(35,282)
Components of other comprehensive income (OCI) from continuing operations:
Items that will not be reclassified subsequently to net income or loss:	—	—
Items that may be reclassified subsequently to net income or loss:
Unrealized gains (losses) on available-for-sale financial assets	(2,687)	159
Gains (losses) on derivatives designated as cash flow hedges	(1,174)	5,374
Foreign currency translation effects	(5,754)	(85,639)

Total components of OCI	(9,615)	(80,106)

Total comprehensive income (loss)	(33,490)	(115,388)

Attributable to:
ALS shareholder	(39,999)	(121,099)
Non-controlling interests	6,509	5,711

	(33,490)	(115,388)

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheet

	December 31,	September 30,
(U.S. dollars in thousands)	2013	2014
	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$258,565	$186,264
Trade and other receivables	746,835	668,627
Inventories	236,968	287,447
Current financial assets	4,350	13,401
Other current assets	60,084	60,116

Total current assets	1,306,802	1,215,855

Non-current assets
Property, plant and equipment	72,075	77,250
Goodwill and intangible assets	1,237,953	1,281,957
Deferred tax assets	55,151	48,162
Non-current financial assets	24,801	28,990
Other non-current assets	9,794	5,460

Total non-current assets	1,399,774	1,441,819

Total assets	$2,706,576	$2,657,674

Liabilities and equity
Current liabilities
Trade and other payables	$396,536	$293,545
Short-term debt	17,794	39,730
Other current financial liabilities	115,850	77,765
Other current liabilities	161,706	175,538

Total current liabilities	691,886	586,578

Non-current liabilities
Long-term debt	1,589,649	1,754,567
Other non-current financial liabilities	370	2,548
Deferred tax liabilities	110,325	122,274
Other non-current liabilities	57,682	51,498

Total non-current liabilities	1,758,026	1,930,887

Total liabilities	$2,449,912	$2,517,465

Equity
Issued capital	—	—
Other equity	$1,065,779	$1,065,779
Retained earnings	(804,647)	(847,218)
Other components of equity	(32,542)	(111,382)

Equity of ALS shareholder	228,590	107,179

Non-controlling interests	28,074	33,030

Total equity	256,664	140,209

Total liabilities and equity	$2,706,576	$2,657,674

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Changes in Equity

(unaudited)

	Attributable to ALS shareholder
	Issued capital	Other equity	Retained earnings	Currency translation reserve	Available- for-sale reserve	Defined benefit plans	Gain (loss) on hedging Items	Equity of ALS shareholder	Non-controlling interests	Total equity
	(U.S. dollars in thousands)
As of January 1, 2013	$—	$1,065,779	$(702,018)	$13,782	$1,144	$(1,293)	$—	$377,394	$22,353	$399,747
Net income (loss)	—	—	(31,210)	—	—	—	—	(31,210)	7,335	(23,875)
OCI	—	—	—	(4,928)	(2,687)	—	(1,174)	(8,789)	(826)	(9,615)

Total comprehensive income (loss)	—	—	(31,210)	(4,928)	(2,687)	—	(1,174)	(39,999)	6,509	(33,490)
Dividends paid	—	—	—	—	—	—	—	—	(807)	(807)

As of September 30, 2013	—	$1,065,779	$(733,228)	$8,854	$(1,543)	$(1,293)	$(1,174)	$337,395	$28,055	$365,450

As of January 1, 2014	$—	$1,065,779	$(804,647)	$(32,392)	$2,466	$(120)	$(2,496)	$228,590	$28,074	$256,664
Net income (loss)	—	—	(42,259)	—	—	—	—	(42,259)	6,977	(35,282)
OCI	—	—	—	(84,373)	159	—	5,374	(78,840)	(1,266)	-80,106

Total comprehensive income (loss)	—	—	(42,259)	(84,373)	159	—	5,374	(121,099)	5,711	(115,388)
Dividends paid	—	—	(312)	—	—	—	—	(312)	(755)	(1,067)

As of September 30, 2014	—	$1,065,779	$(847,218)	$(116,765)	$2,625	$(120)	$2,878	$107,179	$33,030	$140,209

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Cash Flows

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
	(unaudited)	(unaudited)
Operating activities
Income (loss) before tax from continuing operations	$41,056	$19,663
Income (loss) before tax from discontinued operations	(4,361)	(864)

Income (loss) before tax	36,695	18,799

Non-cash adjustment to reconcile to net cash flows
Depreciation and amortization	54,129	54,265
Impairment losses	—	15,319
Financial income	(39,556)	(31,849)
Financial expense	126,805	86,210
Other items	(185)	(4,473)
Working capital adjustments
(Increase) decrease in inventories	(95,870)	(50,385)
(Increase) decrease in trade and other receivables	83,758	76,306
Increase (decrease) in trade and other payables	(130,810)	(106,909)
(Increase) decrease in other current assets	(17,615)	(7,432)
Increase (decrease) in other current liabilities	78,942	(5,789)

Cash flow from operating activities	96,293	44,062

Interest and dividends received	6,079	1,667
Interest paid	(141,455)	(83,386)
Income tax paid	(27,912)	(34,534)

Net cash flow from (used for) operating activities	(66,995)	(72,191)

Investing activities
Purchase of property, plant and equipment	(5,666)	(12,329)
Proceeds from sales of property, plant and equipment	2,064	575
Purchase of intangible assets	(6,987)	(10,549)
Acquisition of subsidiary, net of cash acquired	—	(150,145)
Other items	1,228	3,993

Net cash flow from (used for) investing activities	(9,361)	(168,455)

Financing activities
Proceeds from debt	1,640,120	183,581
Repayments of debt	(1,477,783)	(9,993)
Payment for derivative instruments, net	(5,243)	—
Dividends paid to owner of the parent company	—	(312)
Dividends paid to non-controlling interests	(807)	(755)
Other items	(258)	(230)

Net cash flow from (used for) financing activities	156,029	172,291

Net change in cash and cash equivalents	79,673	(68,355)
Net foreign exchange difference	2,126	(3,946)

Cash and cash equivalents as of January 1	112,390	258,565

Cash and cash equivalents as of September 30	$194,189	$186,264

The accompanying notes form an integral part of the interim condensed consolidated financial statement.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

1. Basis of Preparation

Arysta LifeScience Limited (the “Company”) is domiciled and incorporated in the Republic of Ireland and its corporate headquarters are located at 5 Georges Dock, IFSC, Dublin 1.

The Group develops and distributes value-added crop solutions specializing in agrochemicals, biological solutions, or biosolutions, as well as complementary areas of life sciences. The Group’s agrochemical products protect crops from weeds (herbicides), insects (insecticides), and diseases (fungicides). The Group’s biosolutions business focuses on the growing markets for biological stimulants, or biostimulants, innovative nutrition, and biological pesticide, or biocontrol, products. The Group operates in over 100 countries worldwide and has an expansive product portfolio, with over 3,600 product registrations in over 100 countries and approximately 950 patents worldwide.

The interim condensed consolidated financial statements of the Company and its subsidiaries (collectively “the Group”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and have been prepared using the same accounting policies as its annual consolidated financial statements. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements.

The interim condensed consolidated financial statements are presented in United States dollars (USD). All values are rounded to the nearest thousand, except when otherwise indicated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expensed during the reported period. Actual results could differ from those estimated.

Foreign currency translation

The functional currency of each subsidiary is the primary transactional currency for sales and cost of sales which is generally, but not exclusively, the local currency of its country of operations. Transactions in currencies other than each subsidiary’s functional currency are translated at the rate prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the rate prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the exchange rates at the dates of the initial transactions. Differences arising from settlement and translation of monetary assets and liabilities are recognized in net income (loss).

The Group translates all assets and liabilities of its subsidiaries into their presentation currency, the USD, using the spot exchange rate at the end of each reporting period. Income and expense items are translated into USD at the average exchange rates for the period.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

1. Basis of Preparation (continued)

Exchange differences arising from translation of the financial statements of foreign operations and long term monetary items that are part of the Group’s net investment in foreign subsidiaries, or intercompany loans not expected to be repaid in the foreseeable future, are recognized in other comprehensive income. These differences are presented as Currency Translation Reserve (“CTR”) as a component of equity. On disposal of the entire interest of a foreign operation, and on the partial disposal of an interest resulting in loss of control, significant influence and joint control, the cumulative amount of such exchange differences is reclassified to net income (loss) as part of gain (loss) on disposal of a foreign operation.

The Group reviews its intercompany loans to determine if the loans are likely to be repaid in the foreseeable future, and if not, are classified as a net investment in the Group’s foreign subsidiaries. During 2014, as part of a reorganization, certain intercompany loans have been classified as net investments as no repayment is planned in the foreseeable future and accordingly any related foreign currency difference is now recorded in other comprehensive income.

Recent Accounting Pronouncements

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. This guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance shall be applied using one of two methods: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying this statement recognized at the date of initial application. Management has not yet determined which method it will apply. The Group is currently evaluating the impact of the new standard on its financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities, general hedge accounting and impairment. The Group is currently evaluating the impact of the new standard.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments are effective for annual periods beginning on or after 1 January 2014. The adoption of these amendments did not have a material impact on the Group’s financial statements.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

1. Basis of Preparation (continued)

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on the Group’s financial statements.

IFRIC Interpretation 21 Levies

IFRIC 21 clarifies that a liability is recognized for a levy when the activity that triggers its payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on the Group’s financial statements.

2. Seasonality of Operations

The timing of the Group’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors. The inherent seasonal nature of the agriculture industry and the geographic spread of the Group’s products often result in significant variations in earnings and cash flow across fiscal quarters. Agrochemical and biosolutions sales typically begin ahead of the growing season and peak in the middle of the season. In the northern hemisphere, farmers purchase the majority of their crop inputs during the first half of the year. Growers in the southern hemisphere do the majority of their purchasing in the second half of the year. As a result, the Group has historically experienced significant fluctuations in quarterly sales, which have generally peaked in the fourth calendar quarter. The Group’s operating cash flows and working capital are impacted by the seasonal nature of the Group’s business as working capital requirements tend to peak in the first half of the year and decline thereafter until the fourth quarter. Typically, inventory builds in advance of the peak sales made in the second quarter and in the fourth quarter where it begins to increase again. The majority of the Group’s receivables come due in the period from May to October.

3. Segment Information

The operating segments of the Group for which discrete financial information is available are regularly reviewed by the chief operating decision maker (“CODM”). The Group is organized into six Reportable Segments: (1) Latin America, (2) Africa and Western Europe, (3) North America, (4) Japan and Central/Eastern Europe, (5) China, South Asia (“CSA”), Goemar and Life Sciences and (6) Corporate.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

3. Segment Information (continued)

Segment sales, except Corporate, are based on the geographic location of customers. Corporate segment sales include certain provisions for rebates and sales returns held centrally and not allocated to other segments. Segment income is based on operating income before depreciation of property, plant and equipment, amortization of intangible assets, other operating income (expense), net, and other adjustments described below. Segment income includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include adjustments allowed under existing credit agreement, which include but are not limited to restructuring costs, costs related to debt refinancing, sponsor payments, expenses related to mergers and acquisitions, unusual and non-recurring charges. The Group does not allocate assets and liabilities to reportable segments because such assets and liabilities are not regularly reviewed by the CEO, who is considered the chief operating decision maker, to make decisions about resource allocation and to assess performance.

For the nine months ended September 30, 2013

	Latin America	Africa and Western Europe	North America	Japan and Central/Eastern Europe	CSA, and Life Sciences	Corporate	Total
	(U.S. dollars in thousands)
Segment sales	$431,576	$209,771	$99,589	$180,903	$155,347	$6,610	$1,083,796
Segment income	94,786	34,102	5,393	37,519	23,817	(12,065)	183,552

For the nine months ended September 30, 2014

	Latin America	Africa and Western Europe	North America	Japan and Central/Eastern Europe	CSA, Goëmar and Life Sciences	Corporate	Total
	(U.S. dollars in thousands)
Segment sales	$431,160	$233,314	$102,377	$169,853	$161,141	$(186)	$1,097,659
Segment income	100,698	41,351	14,764	31,920	23,040	(19,203)	192,570

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

3. Segment Information (continued)

Adjustments and Eliminations

The adjustments between reportable segment information and the interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2013 and 2014 were summarized as follows:

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Segment sales	$1,083,796	$1,097,659
Agent sales, discounts and adjustments not attributable to a segment	(48,864)	(35,447)

Sales	$1,034,932	$1,062,212

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Consolidated segment income	$183,552	$192,570
Depreciation and amortization	(54,129)	(54,265)
Other operating income (expense), net	714	(14,712)
Other credit agreement adjustments	(8,828)	(11,159)

Operating income	121,309	112,434

Financial income (expense), net	(80,253)	(92,771)

Income (loss) before tax from continuing operations	$41,056	$19,663

4. Discontinued Operations

In 2012, the Group discontinued two separate businesses, its Midas business, primarily located in North America, and the FES group of companies, which represents substantially all of its business located in Russia. The Group disposed of FES in July 2014, and no material gain or loss was recorded. Income (loss) relating to those discontinued operations was as follows:

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Sales	$3,442	$549
Cost of goods sold	(3,380)	(549)

Gross profit	62	—

Selling, general and administrative expense	(3,805)	(187)
Other operating income	758	78
Other operating expense	(259)	(211)

Operating income (loss)	(3,244)	(320)

Financial income	5	—
Financial expense	(1,122)	(544)

Income (loss) before tax from discontinued operations	(4,361)	(864)

Income tax benefit (expense)	450	176

Income (loss) after tax from discontinued operations attributable to ALS shareholder	$(3,911)	$(688)

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

5. Earnings (loss) per Share

Basic and diluted earnings per share (“EPS”) amounts are calculated by dividing the net income (loss) for the nine months attributable to ordinary equity holders of the company by the weighted average number of ordinary shares outstanding during the nine months as the Group has not issued any potentially dilutive securities, such as stock options or stock appreciation rights.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Net income (loss) attributable to shareholder of ALS from continuing operations	$(27,299)	$(41,571)
Net income (loss) attributable to shareholder of ALS from discontinued operations	(3,911)	(688)

Net income (loss) attributable to shareholder of ALS basic and diluted	$(31,210)	$(42,259)

	Nine months ended September 30,
	2013	2014
Weighted average number of shares - basic and diluted	1	1

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Basic and diluted EPS attributable to ordinary shareholder of ALS	$(31,210)	$(42,259)

Basic and diluted EPS from continuing operations	$(27,299)	$(41,571)

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

6. Other Income (Expense)

Other Operating Income

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Gain on disposal of fixed assets	$164	$325
Earnings on equity method	65	176
Others	980	365

Total other operating income	$1,209	$866

Other Operating Expense

	Nine months ended September 30,
(U.S. dollars in thousands)	2013	2014
Loss on disposal of fixed assets	$(495)	$(259)
Impairment losses on intangible assets (note 15)	—	(15,319)

Total other operating expense	$(495)	$(15,578)

7. Financial Income (Expense)

Financial Income by Category of Financial Instruments

For the nine months ended September 30, 2013

(U.S. dollars in thousands)	Loans and receivables	Available- for-sale financial assets	Total
Interest income	$15,969	$—	$15,969
Dividend income	—	23	23

	$15,969	$23	$15,992

Foreign exchange gain			30,629
Others			5,435

Total financial income			$52,056

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

7. Financial Income (Expense) (continued)

For the nine months ended September 30, 2014

(U.S. dollars in thousands)	Financial assets at FVTPL	Loans and receivables	Available- for-sale financial assets	Total
Interest income	$—	$13,412	$—	$13,412
Dividend income	—	—	85	85
Gains on valuation of derivatives, net	34	—	—	34

	$34	$13,412	$85	$13,531

Others				10,377

Total financial income				$23,908

Financial Expense by Category of Financial Instruments

For the nine months ended September 30, 2013

(U.S. dollars in thousands)	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
Interest expense	$—	$(104,848)	$(104,848)
Losses on valuation of derivatives, net	(1,701)	—	(1,701)

	$(1,701)	$(104,848)	$(106,549)

Financing discounts			(9,603)
Others			(16,157)

Total financial expense			$(132,309)

For the nine months ended September 30, 2014

(U.S. dollars in thousands)	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative hedging instruments	Total
Interest expense	$—	$(82,199)	$(3,956)	$(86,155)

Foreign exchange loss				(13,758)
Financing discounts				(8,963)
Others				(7,803)

Total financial expense				$(116,679)

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

8. Business Combinations

On March 25, 2014, the Group acquired 100% of the Laboratoires Goëmar group (“Goëmar”), a global manufacturer and supplier of innovative nutrition for plants based in Saint Malo, France. The Group will combine the Goëmar product portfolio, which includes Physio ActivatorTM and Natural Defense technologies, with the Group’s related products expanding Goëmar’s distribution capabilities.

The initial accounting for this acquisition, including the determination of the acquisition date fair value of the tangible and intangible assets acquired and the liabilities assumed, has not been finalized as of the issuance date of the interim condensed consolidated financial statements. The Group has used the book value of the acquired assets and liabilities assumed for the provisional purchase price accounting. The goodwill recognised does not give rise to any deduction for tax purposes.

The recognised identifiable assets and liabilities at March 25, 2014 were as follows:

(U.S. dollars in thousands)	Provisional
Cash and cash equivalents	$7,572
Trade receivables and other current assets	13,732
Non-current assets	8,675

Total assets	29,979

Liabilities	19,687

Total net assets	10,292

Goodwill arising on acquisition	$147,288

Transaction costs of $5.0 million include $2.3 million of debt issuance costs, which were offset against the carrying value of the debt and will be amortized over the life of the debt. The remaining transaction costs have been expensed and are included in selling, general and administrative expenses. Since acquisition, revenue and net income of Goëmar was $14.7 million and $2.6 million, respectively. If the Company had acquired Goëmar as of January 1, 2014, proforma consolidated revenues and proforma net loss for the nine months ended September 30, 2014 would have been $1,073.6 million and $32.0 million, respectively.

9. Cash and Cash equivalents

(U.S. dollars in thousands)	December 31, 2013	September 30, 2014
Cash at bank and on hand	$246,627	$181,004
Short-term deposits	11,938	5,260

Cash and cash equivalents	$258,565	$186,264

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

10. Inventories

(U.S. dollars in thousands)	December 31, 2013	September 30, 2014
Raw materials	$62,367	$67,993
Work in progress	8,652	15,679
Finished products	165,949	203,775

Total inventories	$236,968	$287,447

11. Debt

(U.S. dollars in thousands)	December 31, 2013	September 30, 2014
Short-term debt	$6,294	$26,469
Current portion of long-term debt	11,500	13,261

Total short-term debt	$17,794	$39,730

Long-term debt	1,589,649	1,754,567

Total debt	$1,607,443	$1,794,297

In May 2013, the Group borrowed $1.64 billion under its First and Second Lien Credit and Guaranty Agreements (collectively its “First and Second Lien Term Loans”). The term loan under the Group’s First Lien Credit Facility of $1.15 billion was issued at LIBOR plus 3.5%, due May 2020, and the term loan under the Second Lien Credit Facility of $490.0 million was issued at LIBOR plus 7.0%, due November 2020.

On March 24, 2014, the Group borrowed an additional $175.0 million as an incremental term loan under its existing May 2013 $1.15 billion First Lien Credit and Guaranty Agreement issued at a discount to par at a price of 99.5% and bearing interest at LIBOR plus 3.5%, due May 2020. The Group used the proceeds from the additional borrowing for the acquisition of Goëmar as well as to fund general corporate purposes.

Additionally, the Group also has a revolving credit facility with a capacity to borrow $150.0 million.

(U.S. dollars in thousands)	December 31, 2013	September 30, 2014
Total revolving credit facility	$150,000	$150,000
Drawdown	—	—

Available for drawdown	$150,000	$150,000

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

12. Other Financial Liabilities

As of December 31, 2013

(U.S. dollars in thousands)	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative hedging instruments	Total
Interest payable	$—	$9,500	$—	$9,500
Derivative liabilities	2,619	—	5,885	8,504
Factoring and other financial liabilities	—	97,846	—	97,846

Total other current financial liabilities	$2,619	$107,346	$5,885	$115,850

Derivative liabilities	—	—	73	73
Other non-current financial liabilities	—	297	—	297

Total other non-current financial liabilities	$—	$297	$73	$370

As of September 30, 2014

(U.S. dollars in thousands)	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative hedging instruments	Total
Interest payable	$—	$5,196	$—	$5,196
Derivative liabilities	3,457	—	5,090	8,547
Factoring and other financial liabilities	—	64,022	—	64,022

Total other current financial liabilities	$3,457	$69,218	$5,090	$77,765

Other non-current financial liabilities	—	2,548	—	2,548

Total other non-current financial liabilities	$—	$2,548	$—	$2,548

13. Commitments and Contingencies

There was no significant change in the total amount of commitments and contingencies as of September 30, 2014, compared with December 31, 2013.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

14. Financial Instruments

The following tables show the carrying amounts and fair values of financial assets and liabilities by classes of financial instruments as of September 30, 2014 and December 31, 2013, respectively. The inputs used in the fair value measurement are categorized into three levels based upon the observability of the inputs in markets, described below.

Carrying amounts and fair value of financial instruments as of December 31, 2013

			Fair value hierarchy
(U.S. dollars in thousands)	Carrying amount	Fair value	Level 1		Level 2	Level 3
Long-term loan receivables	$1,526	$1,526		$—	$1,526	$—
Equity investments	14,886	14,886		1,026	29	13,831
Derivative assets	9,865	9,865		—	9,865	—
Long-term other financial assets	1,923	1,923		—	1,923	—

Total financial assets	$28,200	$28,200		$1,026	$13,343	$13,831

Long-term debt	$1,589,649	$1,589,649		$—	$1,589,649	$—
Derivative liabilities	8,577	8,577		—	8,577	—
Other non-current financial liabilities	297	297		—	297	—

Total financial liabilities	$1,598,523	$1,598,523	$		$1,598,523	$—

Carrying amounts and fair value of financial instruments as of September 30, 2014

			Fair value hierarchy
(U.S. dollars in thousands)	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term loan receivables	$1,028	$1,028	$—	$1,028	$—
Equity investments	14,662	14,662	3,324	—	11,338
Derivative assets	11,821	11,821	—	11,821	—
Long-term other financial assets	1,906	1,906	—	1,906	—

Total financial assets	$29,417	$29,417	$3,324	$14,755	$11,338

Long-term debt	$1,754,567	$1,754,567	$—	$1,754,567	$—
Derivative liabilities	8,547	8,547	—	8,547	—
Other non-current financial liabilities	2,548	2,548	—	2,548	—

Total financial liabilities	$1,765,662	$1,765,662	$—	$1,765,662	$—

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Unobservable inputs for the assets or liabilities

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

14. Financial Instruments (continued)

Measurement of Fair Value

(1) Loan receivables

The fair value of long-term loans included in loan receivables is measured at the present value calculated by discounting each portion of receivables as sorted into certain periods, for the corresponding remaining maturity, using the interest rate with credit risk taken into consideration.

(2) Equity investments

The fair value of listed shares is measured on the basis of quoted prices as of the end of each reporting period.

The fair value of investments in unlisted shares is estimated using discounted future cash flows method, price comparison method, based on the prices of similar type of stocks and other valuation methods. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unlisted equity investments.

(3) Debt

The fair value of debt is measured at present value calculated by discounting each future payment using the appropriate discount rate, which considers both the interest rate and the credit risk.

(4) Currency related derivatives

The fair value of currency related derivatives is mainly measured at the end of year based on the forward exchange rates.

(5) Interest rate related derivatives

The fair value of interest rate related derivatives is mainly measured at the present value calculated by discounting future cash flows by applying the appropriate rate as of the end of each reporting period.

Arysta LifeScience Limited

Interim Condensed Consolidated Financial Statements

15. Impairment of Intangible Assets

The Group assesses whether there are impairment indicators for intangible assets at each reporting date. If impairment indicators are present, recoverable amounts for such assets are calculated and impairment losses are assessed. The recoverable amounts are determined based on the value in use of the intangible assets.

These assumptions were management’s best estimates completed as part of its routine financial planning process, which obtains forecasts from each business unit and involves a comprehensive review of all relevant inputs and estimates. These forecasts considered past experiences, actual operating results, and external market information and were approved by the board of directors when these forecasts were completed. These assumptions can be subject to significant adjustment from factors such as macroeconomic factors impacting the general market, financial performance of new product registrations, and the Group’s ability to maintain or grow market share in primary markets.

Based on its analysis, using a pre-tax discount rate of 6%, the Group determined that the carrying value of certain product registration rights in North America were in excess of their recoverable amounts and accordingly recorded impairment losses, in respect of continuing operations, of $15.3 million during the nine month period ended September 30, 2014. The impairment losses were primarily due to lower expectations for the overall profitability and the expected discontinuation of the underlying product and were allocated exclusively to the North America reportable segment. The charges recorded for the nine months ended September 30, 2014 are recorded within Other Operating Expense in the Interim Condensed Consolidated Income Statement.

16. Subsequent event

On October 20, 2014, the Company’s immediate parent company Nalozo S.a.r.l. entered into a share purchase agreement pursuant to which Platform Specialty Products Corporation, a company traded on the New York Stock Exchange under the ticker symbol PAH with headquarters in Delaware, USA (“Platform”), agreed to acquire the Group for approximately $3.51 billion, consisting of $2.91 billion in cash, subject to working capital and other adjustments, and $600 million of new Series B convertible preferred stock of Platform. The acquisition of the Group is subject to the satisfaction or waiver of certain closing conditions customary for a transaction of this type, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approvals of government authorities and antitrust authorities from certain non-U.S. jurisdictions.

The acquisition is expected to close in the first calendar quarter of 2015 and, if successfully completed, would trigger the vesting of the units in the Management Executive Plan that the Group has for its executive employees and the settlement of the obligation to repurchase certain non-voting shares beneficially owned by Jean-Pierre Princen, Chief Executive Officer of Laboratoires Goëmar, as described in note 21 to the Group’s audited consolidated financial statements for the year ended December 31, 2013. No significant impact is expected to result from the above arrangements on the Group’s results of operations and financial position.

Exhibit 99.4

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On October 31, 2013, Platform Specialty Products Corporation (“Platform,” “we,” “us,” “our” or the “Company”) indirectly acquired substantially all of the outstanding equity of MacDermid, Incorporated (“MacDermid”) for approximately $1.8 billion (including the assumption of approximately $754 million of indebtedness, consisting primarily of MacDermid’s first lien credit facility), plus (i) up to $100 million of contingent consideration tied to achieving certain EBITDA and stock trading price performance metrics over a seven year period following the closing of this acquisition and (ii) an interest in certain MacDermid pending litigation (the “MacDermid Acquisition”).

At the closing of the MacDermid Acquisition on October 31, 2013, we paid approximately $923 million in cash and issued approximately $100 million of new equity. The equity issued primarily consisted of shares of common stock of a then wholly-owned subsidiary of Platform that may be exchanged for shares of our common stock at future specified dates beginning one year after the closing. In addition, we acquired the remaining 3% of MacDermid in March 2014, pursuant to the terms of an Exchange Agreement, dated October 25, 2013, between us and the fiduciaries of the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “401K Plan”). Most of the 401K Plan participants received shares of our common stock for their interests in MacDermid. We funded the cash portion of the purchase price and related transaction expenses with a combination of available cash on hand and approximately $137 million of proceeds from a warrant exchange offer.

On November 3, 2014, we completed the acquisition of certain legal entities and other assets and liabilities that comprise the Chemtura AgroSolutions business (“CAS”) of Chemtura Corporation, a Delaware corporation (“Chemtura”) for approximately $1.04 billion, consisting of $990 million in cash, after certain post-closing working capital and other adjustments, plus 2,000,000 shares of our common stock (the “CAS Shares”) and the assumption of certain liabilities by Platform (the “CAS Acquisition”). We funded the cash portion of the purchase price and related transaction expenses of the CAS Acquisition with a combination of available cash on hand and borrowings under an increase in term loans of approximately $389 million (approximately $259 million of which is denominated in Euros), $60 million under the U.S. Dollar revolving credit facility and €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00) under the multicurrency revolving credit facility pursuant to our credit agreement, as amended and restated (the “Amended and Restated Credit Agreement”).

On October 20, 2014, we entered into a share purchase agreement (the “Arysta Acquisition Agreement”) pursuant to which we agreed to acquire all of the outstanding common stock of Arysta LifeScience Limited (“Arysta”) for approximately $3.51 billion, consisting of $2.91 billion of cash, subject to working capital and other adjustments, and $600 million of new Series B Convertible Preferred Stock (the “Arysta Acquisition”). We currently expect to fund the cash portion of the purchase price and related transaction expenses of the Arysta Acquisition through a combination of available cash on hand, which includes, but is not limited to, the net proceeds from our underwritten registered public offering of 16,445,000 shares of our common stock completed on November 17, 2014 at a public offering price of $24.50 per share, raising gross proceeds of approximately $403 million (the “Public Offering”), a contemplated offering of an aggregate principal amount of $920 million of senior notes (the “Notes”), and $1.1 billion of borrowings under first lien incremental term loans (the “Incremental Term Debt”). The Notes offering is subject to market conditions and there can be no assurance as to whether or when the offering may be launched or completed, or as to the actual size or terms of the offering. To the extent we issue less than $920 million of Notes, we may make borrowings pursuant to a commitment letter (the “Debt Commitment Letter”) entered into on October 20, 2014 with Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Nomura Corporate Funding Americas, LLC, Nomura Securities International, Inc., UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Commitment Parties”) for (i) up to $1.6 billion of first lien incremental term loans (the “Term Facility”) to be incurred under our Amended and Restated Credit Agreement and (ii) senior unsecured bridge loans (the “Senior Bridge Facility” and together with the Term Facility, the “Facilities” in an aggregate principal amount of $750 million, for the purposes of financing the proposed Arysta Acquisition and the fees and expenses in connection therewith, on the terms and subject to the conditions set forth in the Debt Commitment Letter. The Commitment Parties’ obligation to provide the Facilities is subject to a number of customary conditions precedent. Furthermore, we are under no obligation to borrow under the Facilities and we anticipate seeking a number of alternative financings for the proposed Arysta Acquisition in lieu of the Facilities, including, but not limited to, equity or debt offerings and other borrowings under our Amended and Restated Credit Agreement.

The unaudited pro forma condensed combined statements of operations for the nine months and twelve months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the MacDermid Acquisition, the CAS Acquisition and the Arysta Acquisition as if they had been consummated on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the CAS Acquisition and the proposed Arysta Acquisition as if they had been consummated on September 30, 2014.

References herein to “Predecessor 2013 Period” refer to the ten-month period from January 1, 2013 through October 31, 2013. References herein to “Successor 2013 Period” refer to the period from April 23, 2013 (inception) through December 31, 2013. References herein to “Predecessor 2013 Nine-Month Period” refer to the period from January 1, 2013 to September 30, 2013. References herein to “Successor 2014 Nine-Month Period” refer to the period from January 1, 2014 to September 30, 2014.

        The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 and the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2014 were derived from our unaudited consolidated financial statements and the unaudited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 (inclusive of both the Successor 2013 and Predecessor 2013 Periods) were derived from our consolidated statement of operations and the audited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2014 has been calculated (i) for CAS and Arysta, by adding the unaudited nine months ended September 30, 2014 to the audited year ended December 31, 2013 and subtracting the unaudited nine months ended September 30, 2013 statement of operations, (ii) for Platform, by adding the unaudited Successor 2014 Nine-Month Period to the audited Successor 2013 Period and subtracting the unaudited period from April 23, 2013 (inception) to September 30, 2013, and (iii) for MacDermid, by subtracting the unaudited Predecessor 2013 Nine-Month Period from the audited Predecessor 2013 Period. The unaudited pro forma statements of operations and balance sheet do not reflect our acquisition of Percival S.A., including Percival S.A.’s agrochemical business, Agriphar, completed on October 1, 2014 (the “Agriphar Acquisition”) or the related financing, because the Agriphar Acquisition is not significant as defined by Rule 1-02(w) of Regulation S-X. The unaudited pro forma condensed consolidated financial information presented below is not necessarily indicative of future results and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2013 and our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014, “CAS Management’s Discussion of Operations and Cash Flows” and “Arysta Management’s Discussion of Operations and Cash Flows,” CAS’s combined financial statements, Arysta’s consolidated financial statements and the respective notes thereto filed as exhibits to current reports on Form 8-K filed on January 12, 2015.

The pro forma adjustments are described in the accompanying notes and include the following:

•	The preliminary allocation of the purchase price to the CAS balance sheet as shown below:

(in millions)
Current assets	$318
Identifiable intangible assets	435
Goodwill	379
Property, plant, and equipment	19
Other long-term assets	6

Total assets	$1,157
Current liabilities	74
Other liabilities	41

Total liabilities	$115

Total consideration	$1,042

•	The preliminary allocation of the purchase price to the Arysta balance sheet as shown below:

(in millions)
Current assets	$1,165
Identifiable intangible assets	1,610
Goodwill	1,867
Property, plant, and equipment	77
Other long-term assets	82

Total assets	$4,801
Current liabilities	573
Other liabilities	543

Total liabilities	$1,116
Noncontrolling interest	63

Total liabilities and noncontrolling interest	$1,179

Total consideration	$3,622

The Company has not completed the detailed valuations necessary to estimate the fair value of the assets and the liabilities acquired in the CAS Acquisition, the Arysta Acquisition, and the related allocations of purchase price. Additionally, a final determination of the fair value of assets acquired and liabilities acquired will be based on the actual net tangible and intangible assets and liabilities of CAS and Arysta that exist as of the dates of the CAS Acquisition, if and when completed and the Arysta Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. As the final valuations are performed, increases or decreases in the fair value of relevant balance sheet amounts and their useful lives will result in adjustments, which may be material, to the balance sheet and/or the statement of operations.

Pro forma adjustments to historical financial information are subject to assumptions described in the notes following the unaudited pro forma financial statements. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The principal adjustments consist of the following:

•	the completion of the MacDermid Acquisition, the CAS Acquisition, and the Arysta Acquisition for the statements of operations, and the completion of the CAS Acquisition and the Arysta Acquisition for the balance sheet, in each case because the MacDermid Acquisition is included in the condensed consolidated balance sheet as of September 30, 2014;

•	borrowings under the Amended and Restated Credit Agreement;

•	the issuance of 25.5 million shares of common stock in the private placement completed on October 8, 2014 and November 6, 2014 of an aggregate of 16,060,960 shares and 9,404,064 shares, respectively, of our common stock at a price of $25.59 per share (the “October/November Private Placement”);

•	the issuance of 16.4 million shares of common stock in the Public Offering;

•	the anticipated financing related to the Arysta Acquisition in the form of the Notes issued in this offering and the Incremental Term Debt, which is backed by the financing available pursuant to the Debt Commitment Letter (the “Bridge Financing”);

•	the amendment to and assumption of MacDermid’s first lien credit facility for the MacDermid Acquisition and the amendment to such facility pursuant to the Amended and Restated Credit Agreement in connection with the CAS Acquisition; and

•	an adjustment to the results of operations to remove Platform’s recording of a one-time, non-cash expense of approximately $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred dividend rights at that time, as this will not have an ongoing impact on the statement of operations. Future dividends payable in common stock will be recorded in equity.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what our financial position or results of operations would have been had the CAS Acquisition or the proposed Arysta Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be relied upon as a representation of our future performance.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2014

($ Thousands)	Platform (Historical)	CAS (Historical)	Arysta (Historical)	CAS Adjustments		Arysta Adjustments			Notes			Term Debt			Pro forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$281,676	$5,240	$186,264	$516,355	CA	$			$			$			$
				651,315	CB		(126,264	) AA
				(4,104	) CC		(2,910,000	) AB					1,089,000	TA
				(691,220	) CD		386,801	AC		903,900	NA		(16,500	) TB		272,463
Restricted cash	315,000	—	—	(315,000	) CD											—
Accounts receivable, net	145,095	182,985	668,627													996,707
Inventories	79,325	110,744	287,447	29,000	CE
				(25,583	) CF		75,000	AD								555,933
Prepaid purchase price	63,854	—	—													63,854
Prepaid expenses and other current assets	26,754	15,779	73,517				(6,000	) AE
							25,638	AF
							2,457	AG								138,145

Total current assets	911,704	314,748	1,215,855	160,763			(2,552,368)			903,900			1,072,500			2,027,102

Property, plant, and equipment, net	133,942	24,010	77,250	(4,546	) CG											230,656
Goodwill	971,678	—	769,799	340,568	CH		(769,799	) AH
				38,668	CI		1,510,457	AI
							356,427	AJ								3,217,798
Intangible assets, net	664,920	28,732	512,158	(28,732	) CJ		(512,158	) AK
				435,000	CK		1,610,000	AL								2,709,920
Investments in non-consolidated entities	—	1,961	—	(1,961	) CL											—
Other assets	47,376	5,349	82,612	10,530	CC					16,100	NA		12,829	TB		174,796

TOTAL ASSETS	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$920,000			$1,085,329			$8,360,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	7,550	—	39,730	3,890	CM
				129,300	CA		(13,261	) AM					11,000	TC		178,209
Accounts payable, accrued expenses, and other	133,760	73,705	546,848				(6,000	) AE								748,313

Total current liabilities	141,310	73,705	586,578	133,190			(19,261)			—			11,000			926,522

Long-term debt	738,013	—	1,754,567	387,055	CA								1,089,000	TA
				(3,890	) CM		(1,754,567	) AM		920,000	NA		(11,000	) TC		3,119,178
Long-term contingent consideration	60,900	—	—													60,900
Other long-term liabilities	209,815	2,420	176,320	38,668	CI		356,427	AJ
							25,638	AF
							10,000	AO
							2,457	AG
							190,411	AN								1,012,156

TOTAL LIABILITIES	1,150,038	76,125	2,517,465	555,023			(1,188,895)			920,000			1,089,000			5,118,756

STOCKHOLDERS’ EQUITY
Preferred shares—Class A	20	—	—													20
Preferred shares—Class B	—	—	—				6	AN								6
Common shares	1,353	—	—	20	CN
				255	CB		164	AC								1,792
Additional paid in capital	1,703,407	—	1,065,779	51,980	CN		(1,065,779	) AP
				651,060	CB		521,954	AN
							386,637	AC								3,315,038
Retained deficit	(190,145)	—	(847,218)	(1,074	) CC		857,218	AP
				(8,299	) CD		(10,000	) AO					(3,671	) TB		(203,189)
Accumulated other comprehensive income	(33,440)	—	(111,382)				111,382	AP								(33,440)
Parent net investment	—	298,675	—	(298,675	) CO											—

Total stockholders’ equity	1,481,195	298,675	107,179	395,267			801,582			—			(3,671)			3,080,227
Noncontrolling interests	98,387		33,030				29,872	AQ								161,289

Total equity	1,579,582	298,675	140,209	395,267			831,454			—			(3,671)			3,241,516

Total liabilities and stockholders’ equity	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$920,000			$1,085,329			$8,360,272

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	Platform (Historical)	CAS (Historical) (1)	Arysta (Historical) (2)	MacDermid Adjustments			CAS Adjustments			Arysta Adjustments			Anticipated Financing (3)						Pro forma Consolidated
													Notes			Term Debt
($ thousands except per share data)
Net sales	$569,640	$353,801	$1,062,212	$			$			$			$			$			$1,985,653
Cost of sales	285,507	212,651	666,497		(11,956	) MA		1,050	CP										1,153,749

Gross profit	284,133	141,150	395,715		11,956			(1,050)			—			—			—		831,904
Operating expenses:
Selling, technical, general, and administrative	231,737	62,212	261,859					(1,040	) CQ
								(670	) CR
								(9,600	) CS		(9,245	) AR
								(4,483	) CT		(46,323	) AS
								46,178	CU		124,500	AT							655,125
Research and development	18,464	7,753	6,710																32,927
Restructuring	971	—	—																971
Equity loss (income)	—	(69)	—					69	CL										—
Other	—	—	14,712																14,712

Total operating expense	251,172	69,896	283,281		—			30,454			68,932			—			—		703,735

Operating profit	32,961	71,254	112,434		11,956			(31,404)			(68,932)			—			—		128,169
Other (expense) income:
Interest, net	(23,375)	(185)	(72,743)					20	CV		73,751	AU
								(16,916	) CW					(50,025	) NB		(41,876	) TD	(131,349)
Other (expense) income, net	(3,671)	6,137	(20,028)																(17,562)

	(27,046)	5,952	(92,771)		—			(16,896)			73,751			(50,025)			(41,876)		(148,911)
(Loss) income before income taxes and non-controlling interests	5,915	77,206	19,663		11,956			(48,400)			4,819			(50,025)			(41,876)		(20,742)
Income tax benefit (provision)	3,542	(38,072)	(54,257)		(4,226	) MK		17,714	CX		(1,464	) AV		15,203	NC		12,726	TE	(48,834)

Net (loss) income	9,457	39,134	(34,594)		7,730			(30,686)			3,355			(34,822)			(29,150)		(69,576)
Net (income) loss attributable to non-controlling interest	(5,380)	—	(6,977)																(12,357)

Net (loss) income attributable to common shareholders	$4,077	$39,134	$(41,571)		7,730			$(30,686)			$3,355			$(34,822)			$(29,150)		$(81,933)

(Loss) Earnings Per Share
Basic	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.50)
Diluted	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.50)

Weighted average shares outstanding (millions)
Basic	124	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SA
Diluted	141	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SB

(1)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $206,821 as an operating expense. For purposes of this pro forma, this amount plus $5,830 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(2)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(3)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $15 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	As Reported		MacDermid Adjustments			Combined Successor and Predecessor Income Statement	CAS (Historical) (3)	Arysta (Historical) (4)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (5)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$118,239	$627,712	$			$745,951	$449,255	$1,508,925	$			$			$			$			$2,704,131
Cost of sales	82,587	304,875		(23,912	) MA
				3,226	MB	366,776	282,673	979,335		1,400	CP										1,630,184

Gross profit	35,652	322,837		20,686		379,175	166,582	529,590		(1,400)			—			—			—		1,073,947

Operating expenses:
Selling, technical, general, and administrative	54,521	207,554		(247	) MC		71,778	338,893
				(9,317	) MD
				(32,121	) ME					(2,834	) CQ
				(31,253	) MF					(753	) CR
				57,500	MG					(6,796	) CT		(56,959	) AS
				626	MB	247,263				61,570	CU		166,000	AT							818,162
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	3,995	19,898		(24	) MB	23,869	13,243	8,866													45,978
Restructuring	762	3,636				4,398	(271)	—													4,127
Equity income	—	—				—	(1,020)	(783)		1,020	CL										(783)
Other	—	—				—	—	45,030													45,030

Total operating expense	231,284	231,088		(186,842)		275,530	83,730	392,006		52,207			109,041			—			—		912,514

Operating (loss) profit	(195,632)	91,749		207,528		103,645	82,852	137,584		(53,607)			(109,041)			—			—		161,433
Other (expense) income:
Interest, net	(5,372)	(45,929)		51,776	MI		(208)	(110,302)		185	CV
				(30,631	) MJ	(30,156)				(22,555	) CW		113,638	AU		(66,700	) NB		(55,835	) TD	(171,933)
Debt extinguishment	—	(18,788)				(18,788)	—	—													(18,788)
Other (expense) income, net	(440)	(557)				(997)	(6,548)	(61,020)													(68,565)

	(5,812)	(65,274)		21,145		(49,941)	(6,756)	(171,322)		(22,370)			113,638			(66,700)			(55,835)		(259,286)
(Loss) income before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares	(201,444)	26,475		228,673		53,704	76,096	(33,738)		(75,977)			4,597			(66,700)			(55,835)		(97,853)
Income tax benefit (provision)	5,819	(12,961)		(16,014	) MK	(23,156)	(29,241)	(47,593)		30,574	CX		(1,397	) AV		20,270	NC		16,968	TE	(33,575)

Net (loss) income	(195,625)	13,514		212,659		30,548	46,855	(81,331)		(45,403)			3,200			(46,430)			(38,867)		(131,428)
Net loss (income) attributable to non-controlling interests	1,403	(295)		(860	) ML	248		(9,194)													(8,946)

Net (loss) income attributable to stockholders	(194,222)	13,219		211,799		30,796	46,855	(90,525)		(45,403)			3,200			(46,430)			(38,867)		(140,374)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(22,454)		22,454	MM	—	—	—													—

Net (loss) income attributable to common stockholders	$(194,222)	$(9,235)		$234,253		$30,796	$46,855	$(90,525)		$(45,403)			$3,200			$(46,430)			$(38,867)		$(140,374)

(Loss) Earnings Per Share
Basic	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.95)
Diluted	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.95)

Weighted average shares outstanding (millions)
Basic	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SC
Diluted	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SD

(1)	Historical Platform amounts included in the audited income statement of Platform reflects operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period).
(2)	Historical MacDermid amounts included in the audited income statement of MacDermid reflects operations for the period from January 1, 2013 through October 31, 2013, date of acquisition by Platform (Predecessor Period).
(3)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $275,106 as an operating expense. For purposes of this pro forma, this amount plus $7,567 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(4)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(5)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $20 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2014

	As Reported		MacDermid Adjustments			Pro Forma Combined Successor and Predecessor	CAS (Historical) (3) (4)	Arysta (Historical) (3) (5)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (6)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$687,879	67,155	$			$755,034	$460,722	$1,536,205	$			$			$			$			$2,751,961
Cost of sales	368,094	33,145		(35,868	) MA
				269	MB	365,640	280,695	978,251		1,400	CP										1,625,986

Gross profit	319,785	34,010		35,599		389,394	180,027	557,954		(1,400)			—			—			—		1,125,975

Operating expenses:
Selling, technical, general, and administrative
	281,388	43,149		(9,317	) MD		79,997	359,460		(1,734	) CQ
				(27,661	) ME					(703	) CR
				(2,242	) MF					(9,600	) CS		(9,245	) AR
				4,792	MG					(6,000	) CT		(56,350	) AS
				52	MB	290,161				61,570	CU		166,000	AT							873,556
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	22,459	2,394		(2	) MB	24,851	12,413	10,112													47,376
Restructuring	1,733	1,746				3,479	11	—													3,490
Equity loss (income)	—	—				—	(3,224)	—		3,224	CL										—
Other	—	—				—	—	59,673													59,673

Total operating expense	477,586	47,289		(206,384)		318,491	89,197	429,245		46,757			100,405			—			—		984,095

Operating profit	(157,801)	(13,279)		241,983		70,903	90,830	128,709		(48,157)			(100,405)			—			—		141,880
Other (expense) income:
Interest, net	(28,827)	(5,235)		5,290	MI					58	CV
				(2,553	) MJ	(31,325)	(237)	(94,166)		(22,555	) CW		97,467	AU		(66,706	) NB		(55,835	) TD	(173,293)
Other (expense) income, net	(4,111)	(152)				(4,263)	4,000	(89,674)													(89,937)

	(32,938)	(5,387)		2,737		(35,588)	3,763	(183,840)		(22,497)			97,467			(66,706)			(55,835)		(263,230)
(Loss) income before income taxes and non-controlling interests	(190,739)	(18,666)		244,720		35,315	94,593	(55,131)		(70,654)			(2,938)			(66,706)			(55,835)		(121,350)
Income tax benefit (provision)	9,361	7,971		(17,120	) MK	212	(51,516)	(40,830)		25,838	CX		893	AV		20,270	NC		16,968	TE	(28,165)

Net (loss) income	(181,378)	(10,695)		227,600		35,527	43,077	(95,961)		(44,816)			(2,045)			(46,430)			(38,867)		(149,515)
Net (income) loss attributable to non-controlling interest	(3,977)	24		(1,165	) ML	(5,118)	—	(8,836)													(13,954)

Net (loss) income attributable to stockholders	(185,355)	(10,671)		226,435		30,409	43,077	(104,797)		(44,816)			(2,045)			(46,430)			(38,867)		(163,469)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(354)		354	MM	—	—	—													—

Net (loss) income attributable to common stockholders	$(185,355)	(11,025)		$226,789		$30,409	$43,077	$(104,797)		$(44,816)			$(2,045)			$(46,430)			$(38,867)		$(163,469)

(Loss) Earnings Per Share
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.99)
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.99)

Weighted average shares outstanding (millions)
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SA
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SB

(1)	Historical Platform amounts include the audited income statement of its operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period) plus the unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the period April 23, 2013 (Inception) through September 30, 2013.
(2)	Historical MacDermid amounts include its audited statement of operations for the period from January 1, 2013 through October 31, 2013 less the unaudited statement of operations for the nine months ended September 30, 2013.
(3)	Historical CAS and Arysta amounts include their audited income statement of its operations for the year ended December 31, 2013 plus their unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the nine months ended September 30, 2013.
(4)	If presented consistently with the historical financial statements of CAS, cost of good sold (excluding depreciation) would be $272,960. However, for purposes of this pro forma, this amount plus $7,735 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(5)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(6)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $20 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

CAS Adjustments

CA	Reflects borrowings under the Amended and Restated Credit Agreement, including borrowings under our revolving credit facilities of approximately $129 million and borrowings under our term loans facilities of $389 million, to finance a portion of the cash purchase price of CAS, net of estimated original issue discount of $1.9 million.

CB	Represents net proceeds from the October/November Private Placement, net of $0.34 million of issuance costs.

CC	Reflects the deferred financing costs of $10.5 million, including $7.5 million as further described in Note CD, and expenses of $1.1 million related to the borrowings under the Amended and Restated Credit Agreement to finance a portion of the CAS purchase price and for access to an incremental $125 million of revolving line of credit obtained in conjunction with the CAS Acquisition.

CD	Reflects the cash paid to the sellers as part of the consideration for the CAS Acquisition of $977.8 million, cash paid on behalf of the sellers for withholding tax of $12.0 million, and cash paid for fees and transfer taxes of $16.5 million, of which $0.7 million was reimbursed by the seller, $7.5 million is capitalized as deferred financing costs, as further described in Note CC, and $8.3 million is an expense.

CE	Reflects management’s preliminary estimate of the profit in CAS inventory step-up to fair value as of September 30, 2014.

CF	Reflects an estimate of the raw materials and work-in-process inventory retained by Chemtura following the closing of the CAS Acquisition, in conjunction with supply agreements entered into with Chemtura.

CG	Reflects the net book value of land and buildings retained by Chemtura of $10.2 million offset by management’s preliminary estimate of the incremental fair value of purchased fixed assets of $5.6 million.

CH	Reflects the preliminary estimated goodwill associated with the CAS Acquisition excluding the effect of deferred taxes (see Note CI). Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($702 million) excluding the deferred tax liability calculated in Note CI and the total consideration paid for CAS ($1,042 million).

CI	Reflects the estimated deferred tax liability associated with the temporary difference created by the preliminary step-up to fair value of intangible assets acquired of $110 million and other acquired tangible assets of $0.3 million. The remaining step-up of intangibles and tangible assets does not create a temporary difference.

CJ	Reflects the elimination of the historical intangibles of CAS.

CK	Reflects management’s preliminary estimated fair value of the intangible assets of CAS as of the closing of the CAS Acquisition:

(In thousands) Intangible Assets
Technology (7-10 years)	$350,000
Non compete agreement (3 years)	$50,000
Customer relationships (8-20 years)	$35,000

CL	Reflects investments in and related earnings of unconsolidated subsidiaries of CAS not acquired with the CAS Acquisition.

CM	Reflects the reclassification of the Amended and Restated Credit Agreement that amortizes within a year.

CN	Reflects issuance of the CAS shares to the sellers as part of the consideration for the CAS Acquisition based upon the closing price per share of Platform common stock as of October 31, 2014 of $26.00.

CO	Reflects the elimination of historical CAS equity.

CP	Reflects depreciation expense to be recorded in conjunction with the estimated incremental fair value of purchased fixed assets.

CQ	Reflects elimination of the cost of a Brazilian accounts receivable securitization program of CAS not acquired in the CAS Acquisition.

CR	Reflects elimination of allocated office of the CEO and CFO costs.

CS	Reflects the elimination of non-recurring CAS Acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

CT	Reflects the elimination of the historical amortization expenses on CAS’s intangible assets.

CU	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of CAS:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Technology (7-10 years)	$350,000	$42,200
Non compete agreement (3 years)	$50,000	$16,670
Customer relationships (8-20 years)	$35,000	$2,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

CV	Reflects the elimination of interest expense related to debt not assumed from Chemtura in conjunction with the CAS Acquisition.

CW	Reflects interest expense related to the indebtedness incurred under the Amended and Restated Credit Agreement that funded a portion of the cash purchase price for the CAS Acquisition comprised of the following:

•	Interest on the incremental US Dollar borrowings under the first lien debt of $130 million at a rate of approximately 4.00% and on the Euro denominated first lien debt of $259 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated. These interest rates are based on an applicable margin of 3% applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.5 million annually.

•	Interest on the incremental borrowings of approximately $129 million under our revolving credit facilities at a rate of 5.25% for the portion under our U.S. Dollar revolving credit facility of $60 million and 3.23% for the portion under or multicurrency revolving credit facility of approximately €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00).

•	Amortization of estimated deferred financing fees of $1.5 million and estimated original issuance discount of $1.9 million for the first lien term debt over the six year term of the loan.

•	Amortization of estimated deferred financing fees of $1.5 million for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the CAS Acquisition over the 4-year term of the facility.

CX	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the effective tax rate of CAS for the historical period presented of 38% for the year ended December 31, 2013 and 35% for the nine and twelve months ended September 30, 2014 based upon historical and estimated future effective tax rates. This rate were applied to acquisition costs, amortization, interest expense, and the earnings of unconsolidated subsidiaries not being acquired.

Arysta Adjustments

AA	Reflects management’s estimate of the amount of cash that will be retained by the seller of Arysta.

AB	Reflects the cash to be paid to the seller as part of the consideration for the Arysta Acquisition.

AC	Reflects the issuance of 16.4 million shares of Platform common stock, $.01 par, for proceeds of $387 million, which is net of fees of $16.1 million.

AD	Reflects management’s preliminary estimate of the profit in Arysta inventory step-up to fair value as of September 30, 2014.

AE	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of derivative asset and liabilities required pursuant to GAAP that is prohibited for IFRS.

AF	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of deferred tax assets and liabilities required pursuant to GAAP that is prohibited for IFRS.

AG	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of deferred taxes related to intercompany profits that are reclassified as current assets pursuant to GAAP.

AH	Reflects the elimination of Arysta’s historical goodwill.

AI	Reflects the preliminary estimated goodwill associated with Arysta excluding the effect of deferred taxes. Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($2.1 billion) excluding the deferred tax liability calculated in Note AJ and the total consideration paid for Arysta ($3.6 billion).

AJ	Reflects the estimated deferred tax liability associated with the preliminary step up to fair value of intangible assets, excluding goodwill related to acquisitions of stock of $1,098 million and other acquired tangible assets of $175 million based upon the effective tax rate of Platform for the nine months ended September 30, 2014.

AK	Reflects the elimination of the historical intangibles at Arysta as of the closing of the proposed Arysta Acquisition.

AL	Reflects management’s preliminary estimated fair value of the intangible assets of Arysta as of the closing of the Arysta Acquisition:

(In thousands) Intangible Assets
Trade names-indefinite lives	$160,000
Technology (7-10 years)	$1,250,000
Customer relationships (8-20 years)	$200,000

AM	Reflects the elimination of debt not expected to be assumed in conjunction with the Arysta Acquisition.

AN	Reflects the issuance of $600 million of Platform preferred stock, $1,000 par, that is convertible into Platform common stock plus cash for the deficit, if any, between the value of our common stock and $27.14, to the seller as part of the consideration for the proposed Arysta Acquisition. The cash feature represents an embedded derivative liability of $190 million. Accordingly, additional paid in capital is adjusted for the difference between the fair value of Platform’s common stock underlying the preferred stock of $522 million, which is based on Platform’s closing stock price of $23.61 as of December 1, 2014, less the par amount of the preferred stock. The purchase price including the valuation of the embedded derivative liability and preferred stock will be determined at closing. For every $1 change in our common stock price, the purchase price, goodwill, and equity changes by approximately $13 million.

AO	As Arysta’s financial statements are reported in IFRS, reflects management’s estimate of uncertain tax positions pursuant to GAAP that is not required for IFRS.

AP	Reflects elimination of Arysta historical equity which includes the $10 million adjustment in Note AO.

AQ	Reflects management’s preliminary estimate of the fair value of the non-controlling interest of Arysta that is anticipated to remain outstanding subsequent to the proposed Arysta Acquisition.

AR	Reflects the elimination of non-recurring Arysta Acquisition expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

AS	Reflects elimination of historical amortization expenses related to Arysta’s intangible assets.

AT	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of Arysta:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$160,000	$—
Technology (7-10 years)	$1,250,000	$150,700
Customer relationships (8-20 years)	$200,000	$15,300

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

AU	Reflects elimination of historical interest expense at Arysta for indebtedness not assumed at closing.

AV	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

Notes Adjustments

NA	Reflects the anticipated issuance of $920 million of Notes to fund a portion of the Arysta purchase price, net of deferred financing fees of $16.1 million.

NB	Reflects the interest expense related to the Notes anticipated to be issued to fund a portion for the cash purchase price for the proposed Arysta Acquisition comprised of the following:

•	Interest on the $920 million of Notes anticipated to be issued.

•	Amortization of estimated deferred financing fees of $16.1 million over the anticipated term of the Notes.

NC	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate of 30% is based upon historical and estimated future effective tax rates.

Term Debt Adjustments

TA	Reflects Incremental Term Debt to be issued to finance a portion of the cash purchase price of Arysta, net of estimated original issue discount of $11 million.

TB	Reflects the deferred financing costs of $12.6 million and expenses of $3.9 million related to the anticipated Incremental Term Debt to finance a portion of the Arysta purchase price and for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the Arysta Acquisition.

TC	Reflects the reclassification of the portion of the anticipated senior term debt to be issued to finance a portion of the cash purchase price of Arysta that amortizes within a year.

TD	Reflects the interest expense related to the anticipated issuance of Incremental Term Debt to fund a portion of the cash purchase price of the proposed Arysta Acquisition comprised of the following

•	Interest on the incremental borrowing under the senior term debt of $1.1 billion. The pre-tax effect of a 1/8% change in effective interest rate would be $1.4 million annually.

•	Amortization of estimated deferred financing fees of $12.6 million and estimated original issuance discount of $11 million over the anticipated terms of the senior term debt and the revolving line of credit.

If the yield of the Incremental Term Debt is greater than 50 basis points more than (i) the yield of the previously issued eurocurrency term debt plus (ii) any original issue discount on the Incremental Term Debt divided by four (the amount of such excess above 50 basis points being referred to as the “Yield

Differential”), then the yield on the previously issued term debt will increase by the Yield Differential. The impact of this increase, in the event it occurs, is not reflected in this adjustment. For each 0.025% increase in the yield on previously issued term debt, annualized interest expense would increase by approximately $3.6 million and net losses would increase by approximately $2.5 million.

TE	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

MacDermid Adjustments

MA	Reflects elimination of manufacturer’s profit in inventory adjustment in connection with the MacDermid Acquisition.

MB	Reflects incremental depreciation expense in connection with fair value increases to fixed assets resulting from the MacDermid Acquisition.

MC	Reflects elimination of stock based compensation expense for director options that vested upon closing of the MacDermid Acquisition.

MD	Reflects elimination of Predecessor stock based compensation expense for awards that vested upon closing of the MacDermid Acquisition.

ME	Reflects elimination of non-recurring MacDermid acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees.

MF	Reflects elimination of recorded amortization expenses on MacDermid’s intangible assets.

MG	Reflects amortization expense associated with the estimated fair value of the intangible assets of MacDermid based on an outside valuation by a third party obtained by Platform subsequent to closing as follows:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$70,800	$—
Technology (7-10 years)	$164,200	$19,800
Customer relationships (8-20 years)	$494,000	$37,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

MH	Reflects Platform’s recording of a one-time, non-cash expense of $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred share dividend rights at that time. As this will not have an ongoing impact on the statement of operations, it is presented as an adjustment in the pro forma statements of operations. This estimate was calculated using a Monte Carlo simulation that simulates the daily price of shares over the potential dividend period with an estimate of volatility and interest to arrive at an estimated fair value of future dividend payments as of October 31, 2013.

MI	Reflects the elimination of recorded interest expense at MacDermid for indebtedness not assumed at closing.

MJ	Reflects interest expense related to indebtedness assumed in the MacDermid Acquisition comprised of the following:

•	Interest on the first lien debt of $753 million at a rate of approximately 4% based on the terms of the credit agreement. Such interest rate is based on an applicable margin of 3% applied to a LIBOR floor of 1% and is variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.9 million annually.

•	Amortization of deferred financing fees of $1.8 million for the first lien term debt over the five year life of the loan.

•	Interest on other assumed indebtedness ($44,000 of interest annually).

MK	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the estimated applicable statutory tax rates. The Company’s estimated United States statutory tax rate of approximately 38% was applied to interest expense in the United States, where the debt resides as well as to the portion of acquisition costs which were incurred in the United States and to stock compensation. Additionally, the applicable blended rates were applied to inventory, amortization, depreciation, and Predecessor stock compensation.

ML	Reflects the non-controlling interest represented by equity interests in a subsidiary of Platform provided as a portion of the consideration of the MacDermid Acquisition. Such equity interest represents 6.76% of MacDermid multiplied by the pro forma MacDermid pro forma adjustments excluding the adjustments in Note MD, ME, and MH that relate to Platform expenses.

MM	Reflects the elimination of dividends paid to sellers for an equity interest which has been repaid and eliminated in conjunction with the MacDermid Acquisition.

Weighted Average Share Adjustments

SA	Represents the number of Platform ordinary shares outstanding at January 1, 2014 (which were converted into shares of Platform common stock upon our Domestication) plus 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan during 2014, 16 million warrants exercised during 2014, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SB	Represents the basic shares described in Note SA. Because the pro forma statement of operations reflects a loss, the amount excludes all potentially dilutive common stock.

SC	Represents 88.5 million Platform ordinary shares issued in Platform’s initial public offering (which were converted into shares of Platform common stock upon our domestication) plus 14 million Platform ordinary shares (which were converted into shares of Platform common stock upon our domestication ) issued in connection with Platform’s warrant exchange offer (the proceeds of which were used to fund a portion of the cash consideration for the MacDermid Acquisition), 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SD	Represents the number of basic shares as described in Note SC. Because the pro forma statement of operations reflects a loss, the amount excludes all potential dilutive common stock.